January 20, 2009

Securities and Exchange Commission                        Sent Via Fax To:
100 F Street, N.E.                                          (202) 772-9217
Wahington, D.C. 20549

Attention:  Tabatha Akins, Staff Accountant
            Division of Corporation Finance

RE:  Chandler (U.S.A.), Inc.
     Item 4.01 Form 8-K
     Filed January 12, 2009
     File No. 001-15135

Dear Ms. Akins:

This letter is in response to your letter dated January 14, 2009 concerning our Form 8-K referenced above. I have numbered my responses below to correspond with the numbers assigned to the comments contained in your letter.

1. HoganTaylor LLP is registered with the Public Company Accounting Oversight Board (PCAOB). There may have been a slight timing delay at the PCAOB in publishing this, but HoganTaylor LLP does appear on their list of registered public accounting firms as of Thursday, January 15, 2009.

2. Chandler (U.S.A.)'s independent auditors, Tullius Taylor Sartain & Sartain, changed its name to HoganTaylor effective January 1, 2009. Effective January 7, 2009, it merged its practice with Hogan & Slovacek, P.C. by admitting the shareholders of Hogan & Slovacek as partners of HoganTaylor. Since Tullius Taylor Sartain & Sartain and HoganTaylor is the same legal entity, the information requested by Item 304(a)(3) of Regulation S-K would not be applicable.

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3.  You have requested an updated letter from our former accountants, Tullius
    Taylor Sartain & Sartain LLP, as required by Item 304(a)(3) of Regulation S-K. Since Tullius Taylor Sartain & Sartain changed its name to HoganTaylor effective January 1, 2009, a currently dated letter supplied by that firm would have to be signed "HoganTaylor" as there is no longer a firm named "Tullius Taylor Sartain & Sartain." If it is considered necessary, we could file such a letter signed by "HoganTaylor LLP, formerly Tullius Taylor Sartain & Sartain LLP", however this was essential accomplished within Exhibit 16.1 to our Form 8-K filing.

We believe that the Form 8-K that we filed on January 12, 2009 adequately reports the required information regarding the merger of these public accounting firms, and therefore do not believe that an amended Form 8-K is necessary. If, however, you feel that we need to file an amended Form 8-K further clarifying any of the points noted in your comments, please let me know. We would be happy to discuss this with you by phone if you would like to do so. I can be reached at (405)258-4292 and our audit partner at HoganTaylor, Randa Vernon, can be reached at (918)938-7418.

In connection with responding to your comments, we acknowledge that:

  - Chandler USA is responsible for the adequacy and accuracy of the disclosure in the filing;
  - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  - Chandler USA may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark C. Hart

Mark C. Hart
Sr. Vice President and
Chief Financial Officer

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